FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2009
28 January 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1       Press release of British Sky  Broadcasting  Group plc announcing Results for the half year ended 31 December 2008 released on 28 January 2009

BRITISH SKY BROADCASTING GROUP PLC
Results for the half year ended 31 December 2008

Strong Performance in a Tough Environment

Continued growth in home entertainment and communications
  Net customer growth of 171,000 in the second quarter, (prior year 167,000), taking the total customer base to 9.24 million
  Churn reduced to 9.9%, benefiting from strong take-up of additional products
  Over 50% of customers now take Sky+ or Sky+HD; sales of both products accelerated sharply during the quarter
  Strengthened on-screen offering, with 17 new HD channels and important rights renewals in sports, movies and entertainment
  The UK's fastest growing broadband provider with 1.96 million Sky Broadband customers
  Fastest growing home telephony service in the
  UK
   with 1.50 million Sky Talk customers

Delivered a strong financial performance for the first six months
  Increased rate of customer growth and record ARPU, delivering 6% increase in revenue to £2.6 billion
  Good cost control helped to increase adjusted operating margin by 2.4 percentage points to
  14.9% of sales
  Adjusted operating profit up by 26% to £388 million
  1
  ; reported operating profit up by 31% to £385 million
  Adjusted basic EPS growth of 34% to 13.0 pence
  1
  ; basic EPS of 9.5 pence, up by 15.9 pence

  Interim dividend increased by 5% to 7.5 pence per share
1See page 3 for financial highlights and reconciliation of non-GAAP measures and page 16 for definition of terms.

2009: Investing through the economic downturn to take advantage of growth opportunities

  Extend leadership in TV through focused additional investment in HD growth
-
    Sky+HD set-top box price reduced to £49 from 28 January 2009
-
    Creating around 1,000 jobs to support growth
  Continue to grow in broadband and telephony
  Maintain focus on efficiency and cost reduction to enhance returns

Jeremy Darroch, Chief Executive,
said:

"In a very challenging economic environment, we have delivered a great set of results by focusing on quality, value and service for our customers. Overall customer growth is up year on year and we are selling more products across the board, including record growth in Sky+HD.

"Good cost control has allowed us to turn our operational performance into very strong financial results, with 6% growth in revenue, 26% growth in operating profit and 34% growth in earnings per share.

"These results are only possible because of the hard work and dedication of the great team of people we have right across Sky.

"We enter 2009 in a strong position. Against a very difficult and uncertain economic backdrop, we will continue to focus our efforts on providing customers with more of what they want: the very best of entertainment and home communications at great value, backed up by great service.

 "Today we are announcing plans to make high definition more accessible to everyone. We will continue to build our broadband and home telephony businesses, helping even more Sky customers to save money on their household bills.

"We will build on our Bigger Picture commitment to make the arts more accessible, encourage participation in sport and help tackle climate change. And we will continue to focus on the efficiency of our operations.

"Delivering on these plans will create a stronger and more profitable business for the benefit of customers, shareholders and colleagues alike."

Results highlights

Customer Metrics (unaudited)

'000s	31-Dec-08	30-Sept-08	Change
Total customers	9,238	9,067	171
Additional products
Sky+	4,650	4,135	515
Multiroom	1,723	1,655	68
Sky+HD	779	591	188
Broadband	1,955	1,792	163
Telephony	1,500	1,361	139
Other KPIs
Churn for the quarter (annualised)	9.9%	10.9%	-1.0%
ARPU	£444	£430	+£14

Financial Summary (unaudited)

£'millions	6 months to Dec-08	6 months to Dec-07	% movement
Revenue	2,601	2,458	6%
Reported operating profit	385	295	31%
Adjusted operating profit (1)	388	307	26%
% Adjusted Operating Profit Margin	14.9%	12.5%
Profit/(loss) for the period	166	(112)	n/m
Adjusted profit for the period (2)	226	170	33%

EBITDA	522	415	26%
Cash generated from operations	588	429	37%
Net debt (3)	1,642	1,973	-17%

Per share information (pence)	6 months to Dec-08	6 months to Dec-07	% movement
Adjusted basic earnings per share (2)	13.0	9.7	34%
Basic earnings/(loss) per share	9.5	(6.4)	n/m

1
Adjusted operating profit in the six months to 31 December 2008 stated before EDS legal costs of £3 million (2008: £12 million)
2
Adjusted profit for the period excludes £3 million EDS legal costs (2008: £12 million), an impairment of £59 million relating to the Group's investment in ITV (2008: £343 million), an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances (2008: nil), £11 million relating to mark-to-market gains of derivative financial instruments that do not qualify for hedge accounting (2008: £4 million gain) and related tax effects. Adjusted profit for the six months to 31 December 2007 also excludes £67 million gain relating to an exchange transaction for National Geographic.
3
Net debt is defined as cash and cash-equivalents (£1,088 million), short-term deposits (£165 million) and borrowings related financial instruments (£616 million) net of borrowings (£3,511 million).

Enquiries:

Analysts/Investors:

Robert Kingston
                                        Tel:
    020 7705 3726
Francesca Pierce
                                       Tel:
    020 7705 3337

E-mail:
investor-relations@bskyb.com

Press:

Robert Fraser
                                            Tel:
    020 7705 3036
Bella Vuillermoz
                                         Tel:
    020 7800 2651

E-mail:
corporate.communications@bskyb.com

There will be a presentation to analysts and investors at 09:30 a.m.(GMT) today. Participants must register by contacting Yim Wong or Emily Dimmock on +44 20 7251 3801 or at
bskyb@finsbury.com.
In addition, a live webcast of this presentation to UK/European analysts and investors will be available via the
http://www.sky.com/investors
and subsequently available for replay.

There will be a separate conference call for US analysts and investors at

10.00 a.m. (EST).  To register for this please contact Dana Johnston at Taylor Rafferty on
+1 212 889 4350.  Alternatively you may register online at
http://invite.taylor-rafferty.com/_bskyb/cc
.
A live webcast of this presentation will be available today on Sky's corporate website, which can be found at
www.sky.com/corporate
.

An interview with Jeremy Darroch, CEO, and Andrew Griffith, CFO, in audio / video and transcript will be available from 7:00 a.m. GMT today at
www.sky.com/corporate
 and
www.cantos.com
.

OVERVIEW

The business has performed well in a very challenging economic environment and we enter calendar 2009 in a strong position. Net customer additions of 171,000 in the quarter were up 2% year on year,
taking total customers to 9.238 million.

At the same time, we are selling a wider range of products to our existing customers and, in doing so, we are starting to generate greater value from our subscription base. As a result, ARPU grew by 5%
 year on year to reach a new high of £444 and churn reduced by one percentage point from the previous quarter to 9.9%.

Total product sales increased by 7% year on year in the second quarter with more than half of all customers now taking Sky+. Building on this success, sales of Sky+HD reached unprecedented levels in the second quarter, with net additions of 188,000, double the rate of first quarter additions and five times the rate seen in the fourth quarter of last year. We now offer access to 31 quality high definition (HD) channels covering a broad range of content, making Sky the clear leader in HD in the
UK
 and
Ireland
. Total Sky+HD customers have now reached 779,000, or 8% of our customers, generating incremental annualised revenue of around £80 million through additional subscriptions.

At the same time we have focused on improving the efficiency of our operations and reducing our cost base. Consequently, despite the higher cost of servicing a growing customer base and meeting increased demand for our products, we have delivered a very strong financial performance. Revenue for the six months to 31 December 2008 increased by 6% to £2,601 million on the six months to 31 December 2007 ("the comparable period", "2008"), generating operating profit of £385 million. Adjusted operating profit was up 26% to £388 million and adjusted earnings per share increased by 34% to 13.0 pence per share. Net debt fell by £331 million year on year to £1.6 billion and our liquidity position is strong. We are proposing an increase in the interim dividend of 5% on the comparable period, which is supported by healthy free cash flow and a strong financial position.

PRIORITIES FOR 2009 AND BEYOND

The economic climate is tougher than it has been for many years and like all companies we face uncertainty. Whilst no consumer business is immune to a downturn, our focus on quality, value and service for customers positions us well. In addition, we have taken early action on reducing costs and we retain a good degree of flexibility in our cost base.

In the coming year we intend to build on the momentum of 2008. We continue to see significant opportunity ahead, both by attracting new customers and by selling more products to our existing customers.
In this context, our priorities are:

  Accelerating the take-up of Sky+HD
  Growing our broadband and telephony business further
  Further improving the efficiency of our operations and reducing costs
Sky+HD

We see a significant opportunity emerging in HD. More than seven million households already have HD Ready TV screens and this is expected to almost double by the end of the decade
1
; there is growing penetration of HD enabled devices entering the home (BluRay, game consoles); and content producers are embracing HD at a faster rate than ever before. As a result, we are seeing a dramatic shift in awareness of HD and more and more people are starting to regard HD quality video as standard.

We have been positioning our business to take advantage of this long-term trend and have assembled the best HD service in the
UK
 by far.  At the heart of this is an outstanding range of content from high quality brands. Today we offer access to 31 HD channels
2
 allowing customers to enjoy over 11,000 hours of content per month from key channel brands spanning sports, movies, arts, entertainment and factual programming. All of this is combined with the benefits of Sky+ technology to put maximum flexibility and control into the hands of our customers allowing them to get the most value from their subscription package.

Following the sharp increase in demand during 2008, we now see an attractive opportunity to invest in further accelerating the take-up of Sky+HD. We will be setting a new everyday low purchase price of £49
3
 for a Sky+HD box from 28 January 2009 for all our customers, reduced from an average price of £150 in the six months to 31 December 2008.

As a result of our actions on efficiency and costs, and to support the anticipated acceleration in demand for Sky+HD, we are creating around 1,000 new jobs in our customer service and installation teams. Recruitment has begun for the new roles and is expected to be completed by June 2009. We estimate this will result in incremental fixed costs of around £15 million (£30 million per annum) in the second half of our 2009 financial year.

We have structured our investment so that the majority of costs are geared to demand; Sky+HD customer acquisition costs will only be incurred in proportion to take-up of the product. At a headline box price of £49, we estimate an incremental cost of adding a Sky+HD customer (either new to Sky or existing customer upgrades) of £100.  This cost is fully recovered within 12 months through the ongoing monthly revenue from the HD pack subscription.

As a result, we believe Sky+HD is an attractive opportunity for our business to invest at low risk to generate a significant and recurring revenue stream. In addition, the growth of Sky+HD will create a larger installed base of our most advanced boxes, providing us with a platform for further innovation and the launch of new services for customers over time.

1
 GfK

and Sky estimates
2
 As at 28 January 2009
3
 Available with HD content mix for £9.75 per month. Minimum contract term of 12 months. Installation fee of £30 for existing customers.

Broadband and telephony
We will continue to grow our broadband and telephony businesses and at the same time focus on improving returns in these areas. In a short period we have grown our broadband customer base from zero to almost two million, helped by the value and quality of our products. Today only 13% of customers take all three of TV, broadband and telephony from us, leaving significant headroom for growth. This year we will focus on driving attachment of our Sky Talk product to Sky Broadband through bundled pricing, meaning that every new broadband customer will generate positive contribution. In the second half of our 2009 financial year we will move to full unbundling, which, after initial migration fees, directly reduces third party network costs. These initiatives will deliver improved profitability in our broadband and telephony business whilst at the same time continuing to save our customers money.

Operational efficiency and reducing costs
Finally, as we invest in customer-facing areas to grow our scale, we will continue to seek out operational efficiencies. We will build on the strong progress made in the first half of our 2009 financial year to drive further rate savings in the cost of set-top boxes, maximise productivity in our call centres, optimise our network capacity and hold the rate of growth in overhead costs below that of revenue. This focus on efficiency allows us to continue to invest sensibly in customer-facing activities and to prioritise growth opportunities that deliver attractive returns, such as Sky+HD.

OPERATIONAL REVIEW

DTH customer net additions were 171,000 in the three months to 31 December 2008 ("the quarter"), 2% higher year on year, taking our total base to 9.238 million customers. Gross customer additions of 398,000 were 3% higher year on year and churn fell to 9.9%, one percentage point lower than the previous quarter and 0.1 percentage points lower year on year.

Strong demand for our products across the board led to a 7% increase year on year in gross product sales to 1.8 million. Not only is our broader product-set giving customers more reasons to join Sky for the first time, there is also a strong appetite from our existing customers to take more products from us. 62% of customers now take at least one additional product, up significantly from 46% in the previous year. The benefits of this include deepening our relationship with the household, increased customer loyalty and higher ARPU as customers reward us with more of their business. ARPU was up 5% year on year to a record £444 in part the reflection of strong take-up of Sky+HD, broadband and telephony.

The combination of a lower promotional price for the Sky+HD box in October and our substantially increased HD content offering drove unprecedented demand. We added 188,000 Sky+HD customers in the second quarter, more than double the previous quarter and almost three times the previous year, to reach 779,000 customers, or 8% of the base. Today, Sky provides the leading HD service in the
UK
 by some way. We have progressively extended our content line-up to 31 high quality HD channels, broadcasting over 11,000 hours of HD programming per month, including key channel brands and spanning a wide range of sports, movies, arts, factual and general entertainment. All of this is backed up with the benefits of Sky+ technology to put maximum flexibility and control into the hands of our customers and allows them to get the most value from their subscription package.

Sky Broadband reached 1.955 million subscribers, with 163,000 net additions in the quarter. Sky Talk customers increased by a further 139,000, to 1.5 million, reaching our 2010 target more than two years ahead of plan. More TV customers are saving money by switching to Sky for broadband and telephony, with the largest savings available to those who take all three products. As a result, we expect continued growth in customers taking a combined TV, broadband and telephony service, which currently stands at 13%. Increasingly, we are widening our communications services to include line rental and provide a new telephone line, including to former cable customers. As at 31 December 2008, 403,000 Sky Talk customers also subscribe to our wholesale line rental product.

Average TV viewing per individual in the
UK
 increased by 3% to 3.7 hours per day in calendar 2008. We continue to invest in high quality content for our customers and successfully strengthened our offering during the period. Sky1, our flagship entertainment channel, continues to expand its breadth and depth of content. The first half saw the return of 'Noel's Christmas Presents', 'Prison Break', continuing all-new 'Gladiators', and the launch of new family entertainment shows 'Hairspray: The School Musical' and 'Guinness World Records Smashed!'. In the last quarter, 'Bones' achieved record audiences, exceeding one million viewers for the first time.  Sky1 also premiered the brand new
US
 drama 'Fringe', from the award-winning creator of 'Lost', JJ Abrams. Sky Movies had a strong response to its 'Come home to Sky Movies this Christmas' campaign. More customers are accessing our Sky Anytime video on demand service than ever before, and it is now reaching over a million customers a week. We also launched Sky Player TV, an online TV subscription service offering a broad range of live channels and on demand content from leading pay TV channel brands.

We doubled our output of arts programming to 36 hours a day from October 2008 and added more content to our HD channel. This compares to around 22 hours of arts output during the month of December 2008 across the five analogue terrestrial channels combined. As a result we have brought a million new viewers to our Sky Arts channel portfolio. For these customers we have added more value to their subscription, and we have also given new customers another reason to join Sky for the first time.

In December, Sky Sports announced an agreement to show the Heineken Cup live for a further four seasons. This was the third Rugby Union agreement secured in the month following a five-year agreement with the RFU for all
England
's autumn and summer internationals and a new three-year agreement for the Guinness Premiership to follow our current contract. During 2008, Sky Sports showed over 40,000 hours of sports programming in standard definition across its five core channels and a further 5,500 hours to HD. In 2009, Sky Sports viewers can look forward to live sport including the summer Ashes series, more matches and match nights under the new UEFA Champions League agreement and an exciting conclusion to the Premier League season. Rugby Union also features strongly in the year ahead with exclusive live coverage of the British & Irish Lions tour to
South Africa
 in June.

During the quarter, we continued to focus on developing our brand and reputation, including important developments in our Bigger Picture commitments to make the arts more accessible, encourage participation in sport and to help create a healthy environment.

In addition to doubling our output of Sky Arts content we also launched a new strategy for supporting the arts beyond the screen, including a major two year sponsorship of Artichoke, the groundbreaking company that specialises in bringing major arts projects to the streets of the UK, from the 'Sultan's Elephant' in London in 2006 to 'La Machine' in Liverpool last year. In addition, we committed to link up with 24 arts organisations across the country every year in on-screen and online partnerships, which will see Sky Arts produce and air a special 'behind the scenes' documentary. This builds on our support of major arts organisations and events including the English National Ballet and Hay Festival, where Sky Arts is broadcast partner.

In November, Sky Sports extended for a further two years its sponsorship of the ECB's Coach Education Programme, which has trained nearly 13,000 grassroots cricket coaches in the past two years. We also extended our Sky Sports Living for Sport initiative, which we run in conjunction with the Youth Sports Trust, so that it is now available in every secondary school across the
UK
, with an aim to reach 30,000 young people by 2012. Finally, as part of our partnership with British Cycling to support and develop cycling at all levels from grassroots to the elite, a new Sky+HD Trade Team competed for the first time at the UCI Track Cycling World Cup in
Manchester
 at the end of October.

To help create a healthy environment, we committed to making our new broadcast facility, which will be the home of Sky Sports from 2011, the most sustainable in
Europe
. The building will include environmental features such as natural ventilation systems to expel waste heat and simultaneously draw in fresh air to cool the studios and reduce the building's overall energy use by 7.5%. Subject to further planning consent, two wind turbines will provide 90% of the energy required for office lighting and the building will be supported by an onsite renewable energy plant, which alone will reduce the building's carbon footprint by at least 20%.

FINANCIAL SUMMARY

We delivered a strong set of results for the six months to 31 December 2008, with 6% increase in revenue, 26% growth in adjusted operating profit, 2.4 percentage point increase in adjusted operating margin to 14.9%, and 34% growth in adjusted basic earnings per share.

Reported operating profit increased by 31% to £385 million generating basic earnings of 9.5 pence per share. We are today proposing an interim dividend of 7.5 pence per share, an increase of 5% on the prior year, which is supported by healthy free cashflow and a strong financial position. Net debt fell by £331 million year on year to £1.6 billion and our liquidity position is strong.

Group revenue includes £166 million related to Sky Broadband and Sky Talk and £98 million related to Easynet. Operating profit of £385 million included exceptional items of £3 million and losses attributable to Sky Broadband and Talk of £72 million, an improvement of £19 million on the comparable period, and a £14 million loss from Easynet.

Revenue

Total Group revenue increased by 6% year on year to £2,601 million, with strong customer growth and increased paid-for product penetration helping to offset lower advertising and installation, service and hardware revenue.

Retail subscription revenue increased by 7% on the comparable period to £1,987 million (2008: £1,853 million). This reflected a 5% increase in the average number of DTH customers and 5% growth in ARPU, partially offset by flat commercial revenues.

Installation, hardware and service (IHS) revenues decreased by 4% to £142 million (2008: £148 million), with higher volumes partially compensating for lower hardware prices.

Wholesale subscription revenue increased by £5 million to £93 million (2008: £88 million) benefiting from the return of our basic channels to the Virgin Media cable platform in November 2008.

Advertising revenue was 1% lower year on year at £165 million (2008: £167 million). This represents a good outperformance of the overall TV advertising sector, which we estimate declined by 10% in the six months to 31 December 2008. Our performance was largely due to phasing in the prior year comparative.

Sky Bet revenue fell by £1 million to £23 million (2008: £24 million) with growth in the online business helping to offset declines in TV betting.

Other revenue increased by £13 million to £191 million (2008: £178 million), with a good performance from Easynet reflecting continued growth in new business and recent contract wins.

Costs and Operating Profit

We continue to make good progress on costs with total costs (excluding exceptional items) as a percentage of revenue falling by 2.4 percentage points year on year.

Programming costs were £15 million lower at £843 million (2008: £858 million) and benefited primarily from phasing, with a higher proportion of entertainment costs than usual expected to fall in the second half of this financial year as a consequence of the 2008 US writers' strike. Sports costs increased by 1% to £472 million (2008: £466 million) with the inclusion of the biennial Ryder Cup and other new agreements spanning boxing, rugby, tennis and motor sport, partially offset by lower football costs. Movies costs decreased year on year to £135 million (2008: £143 million) due to an overall reduction in the volume of titles delivered and savings achieved in recent contract renewals. There was minimal impact from foreign exchange, with our hedging policies delivering stable US dollar rates year on year. Third party channel costs increased by 5% to £155 million (2008: £148 million) largely reflecting our expanded channel line up and the new carriage agreement with Virgin Media.

Subscriber management and supply chain costs fell by £43 million year on year to £336 million. The majority of this saving was achieved through efficiencies in our costs to serve customers, with lower resource levels combined with higher productivity helping to maintain grade of service, despite a growing subscriber base and strong product sales. In addition we also benefited from supply chain savings, with an overall reduction in the cost of set-top boxes achieved through our acquisition of Amstrad (in September 2007).

Marketing costs increased by £39 million year on year to £444 million, with the higher cost of strong demand for premium products (Sky+ and Sky+ HD) partially offset by lower above the line spend. Our decision to push harder with Sky+ and Sky+HD led to higher SAC of £290. Excluding this impact SAC was up only marginally year on year. Above the line marketing costs fell slightly year on year, with our product-focused approach to marketing in the first half, improved integration through all routes to market and deflation in the cost of media.

Transmission, technology and networks costs increased by £85 million to £339 million. Over half of this increase was attributable to our directly variable network costs associated with the additional 756,000 new broadband customers and 585,000 new telephony customers year on year. The remaining increase was driven by a combination of growth in Easynet network costs and higher transponder costs as a result of more than doubling the number of high definition channels on our platform year on year, and some foreign exchange impact.

Administration costs (excluding exceptional costs) were £4 million lower than the prior year at £251 million (2008: £255 million). We have made good progress on reducing our central costs by making a total of around 300 permanent roles redundant, targeting cost categories such as consultancy and travel and being vigilant on other overhead costs. This performance is in line with our goal of holding the rate of growth in administration costs substantially below that of revenue growth.

Exceptional items

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), following a review of the carrying value of the Group's investment in ITV plc at the end of the period, we have recognised an impairment loss of £59 million.  This was determined with reference to ITV's equity share price of 39 pence at 24 December 2008 (the last trading day of the Group's reporting period) compared with 47.5 pence on 27 June 2008 and 44.0 pence at 26 September 2008.

The Group reported an exceptional charge of £3 million within administration expenses (2008: £12 million) relating to costs from the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. The case was heard between October 2007 and July 2008 and judgment is expected in the first quarter of calendar 2009
.

Earnings

After the Group's share of operating results from joint ventures of £10 million (2008: £8 million) a net interest charge of £60 million (2008: £63 million) and an impairment charge of £59 million (2008: £343 million), the Group reported a profit before tax in the period of £276 million (2008: loss of £36 million).

The tax charge for the period is £110 million (2008: £76 million). The UK Government, in the 2008 Finance Act, abolished Industrial Buildings Allowances which the Group had previously been entitled to claim in respect of its investments in
UK
 based studio and technical facilities. As a result of this action, the tax charge for the period includes the write-off of a deferred tax balance of £6 million. The full year adjusted effective tax rate is expected to be around 31%.

Adjusted profit for the period was £226 million (2008: £170 million), generating an adjusted basic earnings per share of 13.0 pence (2008: 9.7 pence). Including all exceptional items, profit after tax for the period was £166 million (2008: loss of £112 million), generating basic earnings per share of 9.5 pence (2008: basic loss per share of 6.4 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,740 million.

Financial position and Balance Sheet

We are in a strong financial position with low leverage, sufficient cash to comfortably cover all 2009 debt maturities and access to further liquidity via our undrawn bank facility if required.

Net debt at 31 December 2008 was £1,642 million, a reduction of £331 million on the prior year. As a result, net debt to annualised EBITDA
1
 fell to its lowest point for more than two years of 1.6 times.

During calendar 2009 a total of £847 million of bonds fall due for repayment by the Company. This amount is after accounting for approximately £32 million of bonds repurchased in the period and is comfortably exceeded by cash, cash equivalents and short-term deposits of £1.3 billion as at 31 December 2008.

Beyond 2009 the Group will have no further bond maturities until 2015, an estimated pre-tax average cost of debt of approximately 6.6%
2
 and an average bond maturity of 12 years.

Our low gearing, combined with good liquidity and stable cash flows means that we expect to maintain our "BBB" credit rating, which has now been stable since 2005.  The Group has never operated a defined benefit pension scheme and therefore has no exposure to any pension deficit.

Cash flow

Operating profit for the period, including exceptional costs, was £385 million generating EBITDA of £522 million (2008: £415 million). Cash generated from operations of £588 million (2008: £429 million), included a working capital inflow of £43 million (2008: outflow of £3 million). Free cash flow more than doubled to £276 million (2008: £135 million) and included net interest payments of £71 million (2008: £64 million) and tax payments of £56 million (2008: £80 million). Capital expenditure of £194 million (2008: £153 million) included £53 million relating to continued development of our new broadcast media centre and the purchase of the freehold of one of our offices in Osterley, Middlesex. On an underlying basis capital expenditure declined slightly on the comparable period.

Dividend

The Directors are declaring an interim dividend of 7.5 pence per Ordinary Share, an increase of 5% on the comparable period, which is supported by healthy free cash flow and a strong financial position.

The ex-dividend date will be 25 March 2009 and the dividend will be paid on 21 April 2009 to shareholders of record on 27 March 2009.

1 EBITDA for the period of £522 million annualised
2 Based on LIBOR rates as at 28 January 2009

Corporate

Following the Competition Appeal Tribunal's (CAT's) rejection of Sky's application for judicial review of the decisions of the Competition Commission and Secretary of State (SoS) requiring Sky to reduce its stake in ITV to below 7.5%, Sky has applied to the Court of Appeal for leave to appeal the CAT's judgment.

On 2 January 2009 the Department for Business,
Enterprise
 and Regulatory Reform (BERR) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS' decision of 29 January 2008, the form of which the Group had previously agreed with BERR. BERR has confirmed that the SoS will not require the Group to enter into the undertakings (or comply with an order imposing the divestment remedy) until the final outcome of the application for permission to appeal the CAT's judgment is known.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky
+
, Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders
.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2008. Copies of the Annual Report are available on request from British Sky Broadcasting Group plc,
Grant Way
,
Isleworth

TW7 5QD
 or from the British Sky Broadcasting web page at
www.sky.com/corporate
. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Glossary

Useful definitions	Description
Adjusted earnings per share (EPS)	Adjusted profit for the period divided by the weighted average number of ordinary shares during the year.
Adjusted operating profit and margin	Operating profit before taking account of exceptional items. Adjusted operating margin is stated as a percentage of Group sales
Adjusted profit for the period	Profit for the period adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and related tax effects
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn
The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a 12 month period of the termination of their original subscription), expressed as a percentage of total average subscribers.

Customer	A subscriber to a DTH service.
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish.
EBITDA
Earnings before joint ventures, interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, after all capital expenditure and net cash flows relating to joint ventures and associates
Gross margin	Revenue less programming expenses as a proportion of revenue.
Gross profit	Revenue less programming expense.
HD	High Definition.
Multiroom	Installation of one or more additional set-top-boxes in the household of an existing DTH customer.
Net debt	Cash, cash-equivalents, short-term deposits, borrowings and borrowings related derivative financial instruments.
On-net	Customers subscribing to our unbundled broadband product.
Product	Any service chosen by a Sky customer. These include DTH, Sky + , Multiroom, Sky+ HD, Sky Broadband and Sky Talk.
Sky Broadband and Talk	Residential Sky Broadband and Sky Talk customers. UK Online customers excluded from quoted subscriber figures.
Sale	A sale is a gross addition of any product.
Sky +	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Appendix 2 - Consolidated Financial Information

Condensed Consolidated Income Statement
for the half year ended 31 December 2008

		2008/09	2007/08	2007/08
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Revenue	2	2,601	2,458	4,952
Operating expense	3	(2,216)	(2,163)	(4,228)

EBITDA		522	415	970
Depreciation and amortisation		(137)	(120)	(246)
Operating profit		385	295	724

Share of results of joint ventures and associates		10	8	15
Investment income		28	19	47
Finance costs		(88)	(82)	(177)
Profit on disposal of joint venture	4	-	67	67
Impairment of available-for-sale investment	5	(59)	(343)	(616)
Profit (loss) before tax		276	(36)	60

Taxation		(110)	(76)	(187)
Profit (loss) for the period		166	(112)	(127)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	6	9.5p	(6.4p)	(7.3p)
Diluted	6	9.5p	(6.4p)	(7.3p)

Adjusted earnings per share from adjusted profit for the period (in pence)
Basic	6	13.0p	9.7p	25.1p
Diluted	6	12.9p	9.7p	25.0p

Condensed Consolidated Statement of Recognised Income and Expense
for the half year ended 31 December 2008

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit (loss) for the period	166	(112)	(127)

Net profit (loss) recognised directly in equity
Loss on available-for-sale investment	-	(192)	(192)
Gains on cash flow hedges taken to equity	601	11	43
Tax on cash flow hedges	(168)	(3)	(13)
Exchange differences on translation of foreign operations	26	-	4
	459	(184)	(158)
Amounts reclassified and reported in the income statement
Cash flow hedges	(406)	(2)	2
Tax on cash flow hedges	113	-	-
Transfer to income statement on impairment of available-for-sale investment	-	343	343
	(293)	341	345
Net profit recognised directly in equity	166	157	187
Total recognised income and expense for the period	332	45	60

Condensed Consolidated Income Statement
for the three months ended 31 December 2008

	2008/09 Three months ended 31 December £ million	2007/08 Three months ended 31 December £ million

Revenue	1,352	1,273
Operating expense	(1,146)	(1,121)

EBITDA	276	214
Depreciation and amortisation	(70)	(62)
Operating profit	206	152

Share of results from joint ventures and associates	6	5
Investment income	9	4
Finance costs	(39)	(42)
Profit on disposal of joint venture	-	67
Impairment of available-for-sale investment	(35)	(343)
Profit (loss) before tax	147	(157)

Taxation	(54)	(39)
Profit (loss) for the quarter	93	(196)

Earnings per share from profit (loss) for the quarter (in pence)
Basic	5.3	(11.2)
Diluted	5.3	(11.2)
Adjusted earnings per share from adjusted profit for the period (in pence)
Basic	6.9	4.7
Diluted	6.8	4.7

The consolidated income statement for the three months ended 31 December 2008 is not extracted from the Group's Interim Management Report for the period ended 31 December 2008.

Condensed Consolidated Balance Sheet
 as at 31 December 2008

		31 December	31 December	30 June
		2008	2007	2008
	Notes	£ million	£ million	£ million

Non-current assets
Goodwill		852	845	852
Intangible assets		325	283	303
Property, plant and equipment		751	682	722
Investments in joint ventures and associates		145	106	114
Available-for-sale-investments		279	611	338
Deferred tax assets		-	47	23
Trade and other receivables		17	36	19
Derivative financial assets		582	8	13
		2,951	2,618	2,384

Current assets
Inventories		630	664	310
Trade and other receivables		705	570	566
Short-term deposits		165	1	185
Cash and cash equivalents		1,088	389	632
Derivative financial assets		178	5	5
		2,766	1,629	1,698

Total assets		5,717	4,247	4,082

Current liabilities
Borrowings		958	98	338
Trade and other payables		1,822	1,627	1,294
Current tax liabilities		203	138	151
Provisions		26	10	27
Derivative financial liabilities		62	21	83
		3,071	1,894	1,893

Non-current liabilities
Borrowings		2,553	2,038	2,108
Trade and other payables		62	96	67
Provisions		14	37	22
Derivative financial liabilities		3	240	160
Deferred tax liability		35	-	-
		2,667	2,411	2,357

Total liabilities		5,738	4,305	4,250

Shareholders' deficit	8	(21)	(58)	(168)

Total liabilities and shareholders' deficit		5,717	4,247	4,082

Consolidated Cash Flow Statement
for the half year ended 31 December 2008

		2008/09	2007/08	2007/08
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations	9	588	429	997
Interest received		30	22	43
Taxation paid		(56)	(80)	(163)
Net cash from operating activities		562	371	877

Cash flows from investing activities
Dividends received from joint ventures and associates		11	5	11
Net funding to joint ventures and associates		(2)	(2)	(6)
Purchase of property, plant and equipment		(126)	(91)	(215)
Purchase of intangible assets		(68)	(62)	(124)
Purchase of available-for-sale investments		-	(7)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		-	(71)	(72)
Proceeds from the sale of subsidiaries		-	-	3
Decrease (increase) in short-term deposits		20	14	(170)
Net cash used in investing activities		(165)	(214)	(579)

Cash flows from financing activities
Proceeds from borrowings		398	54	383
Repayment of borrowings		(32)	(8)	(16)
Repayment of obligations under finance leases		-	-	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		-	16	22
Purchase of own shares for ESOP		(40)	(23)	(45)
Interest paid		(101)	(86)	(165)
Dividends paid to shareholders		(167)	(156)	(280)
Net cash generated from (used in) financing activities		58	(203)	(102)

Effect of foreign exchange rate movements		1	-	1
Net increase (decrease) in cash and cash equivalents		456	(46)	197

Cash and cash equivalents at the beginning of the period		632	435	435

Cash and cash equivalents at the end of the period		1,088	389	632

Notes to the condensed consolidated interim financial statements

1
Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2008 or 2007, for the purpose of the Companies Act 2006, and is unaudited. Statutory financial statements for the year ended 30 June 2008 have been filed with the
Registrar of Companies. The financial information below for the year ended 30 June 2008 is derived from our audited financial statements. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"), this announcement does not itself contain sufficient information to comply with IFRS.

2
    Revenue

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Retail subscription	1,987	1,853	3,769
Wholesale subscription	93	88	181
Advertising	165	167	328
Sky Bet	23	24	44
Installation, hardware and service	142	148	276
Other	191	178	354
	2,601	2,458	4,952

3
    Operating expense

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Programming	843	858	1,713
Transmission, technology and networks	339	254	542
Marketing	444	405	743
Subscriber management and supply chain	336	379	700
Administration	254	267	530
	2,216	2,163	4,228

Included within administration for the half year ended 31 December 2008 is £3 million (2008: half year £12 million; 2008: full year £21 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider (see note 10a)).

In addition, included within administration for the full year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred in the half year ended 31 December 2008.

4

Profit on disposal of joint venture

The Group made no disposals in the period ended 31 December 2008 and no profit or loss on disposal was realised. In the period ended 31 December 2007, the Group sold its 100% stake in BSkyB Nature Limited. This realised a profit on disposal of £67 million.

5
    Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and during the period has recognised an impairment loss of £59 million (2008: half year £343 million; full year £616 million).
The impairment loss was determined with reference to ITV's closing equity share price of 39 pence at 24 December 2008, the last trading day of the Group's fiscal half year.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 26th January 2009, the closing equity share price of ITV was 30 pence.

6
    Earnings per share

	2008/09 Half year Millions of shares	2007/08 Half year Millions of shares	2007/08 Full year Millions of shares
The weighted average number of shares for the period was
Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(13)	(5)	(5)
Basic shares	1,740	1,748	1,748

Dilutive ordinary shares from share options	6	-	-
Diluted shares	1,746	1,748	1,748

The calculation of diluted earnings (loss) per share excludes 23 million share options (2008: half year 33 million; full year 32 million), which could potentially dilute earnings per share in the future.

Basic and diluted earnings (loss) per share is calculated by dividing loss or profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

The calculation of diluted adjusted earnings per share includes 6 million dilutive ordinary shares from share options (2008: half year 8 million; full year 9 million) and excludes 23 million share options (2008: half year 15 million; full year 15 million), which could potentially dilute adjusted earnings per share in the future.

	2008/09 Half year £ million	2007/08 Half year £ million	2007/08 Full year £ million
Reconciliation from profit (loss) for the period to adjusted profit for the period
Profit (loss) for the period	166	(112)	(127)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(11)	(4)	(3)
Cost relating to restructuring exercise	-	-	7
Deferred tax write off following change in legislation	6	-	-
Legal costs relating to ongoing claim against EDS (see note 3)	3	12	21
Profit on disposal of joint venture (see note 4)	-	(67)	(67)
Impairment of available-for-sale investment (see note 5)	59	343	616
Tax effect of above items	3	(2)	(8)
Adjusted profit for the period	226	170	439

	2008/09 Half year pence	2007/08 Half year pence	2007/08 Full year pence

Earnings (loss) per share from profit (loss) for the period
Basic	9.5p	(6.4p)	(7.3p)
Diluted	9.5p	(6.4p)	(7.3p)
Adjusted earnings per share from adjusted profit for the period
Basic	13.0p	9.7p	25.1p
Diluted	12.9p	9.7p	25.0p

7
    Dividends

	2008/09 Half year £ million	2007/08 Half year £ million	2007/08 Full year £ million

Dividends declared and paid during the period
2007 Final dividend paid: 8.90p per ordinary share	-	156	156
2008 Interim dividend paid: 7.125p per ordinary share	-	-	124
2008 Final dividend paid: 9.625p per ordinary share	167	-	-
	167	156	280

The proposed 2009 interim dividend is 7.5p per ordinary share being £131 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2008

8
    Reconciliation of movement in shareholders' deficit

	Share capital £million	Share premium £ million	ESOP reserve £ million	Hedging reserve £ million	Available-for -sale reserve £ million	Other reserves £ million	Retained earnings £ million	Total shareholders' (deficit) equity £ million

At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47
Recognition and transfer of cash flow hedges	-	-	-	9	-	-	-	9
Tax on items taken directly to equity	-	-	-	(3)	-	-	(1)	(4)
Revaluation of available-for sale-investment	-	-	-	-	(192)	-	-	(192)
Impairment of available-for-sale investment	-	-	-	-	343	-	-	343
Share-based payment	-	-	25	-	-	-	(18)	7
Loss for the period	-	-	-	-	-	-	(112)	(112)
Dividends	-	-	-	-	-	-	(156)	(156)
At 31 December 2007	876	1,437	(29)	(19)	-	331	(2,654)	(58)
Recognition and transfer of cash flow hedges	-	-	-	36	-	-	-	36
Tax on items taken directly to equity	-	-	-	(10)	-	-	(2)	(12)
Exchange differences on translation of foreign operations	-	-	-	-	-	4	-	4
Share-based payment	-	-	(8)	-	-	-	9	1
Loss for the period	-	-	-	-	-	-	(15)	(15)
Dividends	-	-	-	-	-	-	(124)	(124)
At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)
Recognition and transfer of cash flow hedges	-	-	-	195	-	-	-	195
Tax on items taken directly to equity	-	-	-	(55)	-	-	(1)	(56)
Exchange differences on translation of foreign operations	-	-	-	-	-	26	-	26
Share-based payment	-	-	(37)	-	-	-	20	(17)
Profit for the period	-	-	-	-	-	-	166	166
Dividends	-	-	-	-	-	-	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	-	361	(2,768)	(21)

9
    Notes to the condensed consolidated cash flow statement

a)
    Reconciliation of profit (loss) before taxation to cash generated from operations

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit (loss) before tax	276	(36)	60
Depreciation of property, plant and equipment	90	77	155
Amortisation of intangible assets	47	43	91
Profit on disposal of joint venture	-	(67)	(67)
Impairment of available-for-sale investments	59	343	616
Share-based payment expense	23	17	36
Net finance costs	60	63	130
Share of results of joint ventures and associates	(10)	(8)	(15)
	545	432	1,006
Increase in trade and other receivables	(196)	(95)	(59)
(Increase) decrease in inventories	(320)	(264)	88
Increase (decrease) in trade and other payables	583	349	(30)
(Decrease) increase in provisions	(9)	12	(2)
Increase in derivative financial instruments	(15)	(5)	(6)
Cash generated from operations	588	429	997

b)
    Analysis of movements in net debt

	As at 1 July 2008	Cash movements	Non-cash movements	As at 31 December 2008
	£ million	£ million	£ million	£ million

Current borrowings	338	(32)	652	958
Non-current borrowings	2,108	398	47	2,553
Debt	2,446	366	699	3,511

Borrowings-related derivative financial instruments	214	-	(830)	(616)
Cash and cash equivalents	(632)	(456)	-	(1,088)
Short-term deposits	(185)	20	-	(165)
Net debt	1,843	(70)	(131)	1,642

10
    Other matters

a)
    Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined
 until resolution of the claim.

b)
    Contingent liabilities

On 7 May 2008 the Nomenclature Committee of the European Commission issued an Explanatory Note "EN" (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9%
ad valorem duty on importation to the European Union. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad Plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management's opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the
US
 and
Japan
 who
 have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2008 any liability should be considered contingent.

SIGNATURES

Pursuant  to the  requirements of the  Securities Exchange  Act of  1934, the registrant  has duly caused this  report  to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 28 January 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary